Exhibit (a)(5)(F)

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:

Camellia So	Suzanne Wang
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:

James W.W. Strachan	Kirsten Chapman & Timothy Dien
Tel: (1 480) 664 8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail: tdien@lhai.com

Global Sources announces preliminary tender offer results

NEW YORK, July 30, 2010 – Global Sources Ltd. (NASDAQ: GSOL) (http://www.globalsources.com) announced today the preliminary results of its cash tender offer to purchase up to 11,121,000 shares of its outstanding common shares at a price of $9.00 per share. The offer to purchase shares commenced on June 30, 2010 and expired at 12:00 midnight, U.S. Eastern Time, on July 28, 2010.

As of July 28, 2010, the company’s shares closed at $8.65 per share, as compared to $7.84 per share as of June 30, 2010, the date the tender offer commenced.

Based on the preliminary count by Computershare Trust Company, N. A., the depositary for the tender offer, approximately 38.5 million shares of the company’s common shares were properly tendered and not properly withdrawn. The number of shares properly tendered and not properly withdrawn is preliminary and subject to change. Given that the number of shares tendered was greater than the number of shares that the company offered to purchase, it will be necessary to apply the “odd lot” priority and pro-ration provisions described in the company’s offer to purchase. The “odd lot” priority and pro-ration process is estimated to be concluded by August 4, 2010 and payment to shareholders is expected to promptly commence after that process has been completed. The company will issue payment of $9.00 per share for all “odd lot” and pro-rata shares that were properly tendered and not properly withdrawn.

In addition to Computershare’s role as the depositary, Georgeson Inc. served as the information agent. Questions regarding the tender offer should be directed to Georgeson. Banks and brokers can contact Georgeson by calling them at: (1-212) 440-9800. U.S. shareholders can contact Georgeson by calling them at: (1-866) 295-4321. Non-U.S. shareholders can contact Georgeson by calling them at: (1-212) 806-6859. These telephone numbers are scheduled to remain operational until at least August 27, 2010.

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China. The core business uses English-language media to facilitate trade from Greater China to the world. The other business segment utilizes Chinese-language media to enable companies to sell to, and within Greater China.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 888,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 240 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 4.5 million products and more than 256,000 suppliers annually through 14 online marketplaces, 13 monthly print and 15 digital magazines, over 80 sourcing research reports and 21 specialized trade shows which run 56 times a year across 9 cities.

Suppliers receive more than 136 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for nearly 40 years. Global Sources' network covers more than 60 cities worldwide. In mainland China, Global Sources has about 2,500 team members in more than 40 locations, and a community of over 1 million registered online users and magazine readers for its Chinese-language media.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.